UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ENDESA AMÉRICAS S.A.

(Name of Subject Company)

ENDESA AMÉRICAS S.A.

(Name of Person Filing Statement)

American Depository Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29261D 104

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Raúl Arteaga

Endesa Américas S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2630-9000

(Name, Address and Telephone Number(s) of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Ignacio Quiñones S.

Endesa Américas S.A.

Santa Rosa 76

Santiago, Chile

+(562) 2630-9050

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

On September 28, 2016, the respective shareholders of Enersis Américas S.A. (“Enersis Américas”), Endesa Américas S.A. (“Endesa Américas” or the “Company”) and Chilectra Américas S.A. (“Chilectra Américas”) will meet to vote on the proposed merger of the Company and Chilectra Américas with and into Enersis Américas, with Enersis Américas continuing as the surviving company under the name “Enel Américas S.A.” (the “Merger”).

In connection with the Merger, all Endesa Américas shareholders (other than Enersis Américas) have the opportunity to elect any of three alternatives:

•	Participate in the Merger and receive 2.8 shares of Enersis Américas common stock for each Endesa Américas share they own and 1.68 Enersis Américas American Depositary Shares (“ADSs”) for each Endesa Américas ADS they own;

•	Dissent with respect to the Merger and exercise their statutory merger dissenters’ withdrawal rights provided under Chilean law and receive a cash payment, Ch$ 299.64 per Share, equivalent to the weighted average of the closing prices of Endesa Américas shares as reported on the Chilean Stock Exchanges during the 60-trading day period preceding the 30th trading day prior to the date on which the Merger is approved; or

•	Tender their Endesa Américas shares and ADSs in the Offers (as described below) and receive the tender offer price in cash (described below).

With the respect to the third alternative, on September 14, 2016, a combined Schedule TO and Schedule 13E-3 was filed under cover of Schedule TO (the “Schedule TO”) by Enersis Américas, a Chilean publicly held limited liability stock corporation that owns 59.98% of the outstanding shares of the Company, to purchase (i) all of the issued and outstanding shares of common stock, no par value, of the Company, (collectively the “Shares” and each a “Share”), that are held by holders resident in the United States, and (ii) all of the outstanding ADSs, each representing thirty (30) Shares of Endesa Américas, from all holders, wherever located, for Ch$ 300 per Share, and Ch$ 9,000 per ADS, respectively, (the “U.S. Offer”), in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the Offer to Purchase, dated as of September 14, 2016, and any amendments or supplements thereto (the “Offer to Purchase”), and in the related Form of Acceptance Letter and ADS Letter of Transmittal.

Simultaneously with the U.S. Offer, Enersis Américas is making an offer in accordance with the tender offer rules of the Republic of Chile to purchase all of the outstanding Shares from all holders of Shares, wherever located (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price and on substantially the same terms as the Shares to be purchased pursuant to the U.S. Offer.

This Schedule 14D-9 is filed on behalf of the Company. The information set forth in the Offer to Purchase, including all exhibits thereto, is expressly incorporated herein by reference in response to all of the items of this Schedule 14D-9, except as otherwise set forth below.

Item 1.	Subject Company Information

(a)	The name of the subject company and issuer of the securities to the U.S. Offer is Endesa Américas, a Chilean publicly held limited liability stock corporation (sociedad anónima). Its principal executive office is located at Santa Rosa 76, 15th floor, Santiago, Chile, and its telephone number is +562 2630-9000.

(b)	This Schedule 14D-9 relates to the Shares and ADSs of the Company. As of September 6, 2016, there were 8,201,754,580 Shares outstanding, including 225,860,670 Shares evidenced by 7,528,689 ADSs.

Item 2.	Identity and Background of Filing Person

(a)	The Company’s name, business address and business telephone number are set forth in Item 1(a) above.

(d)	This Schedule 14D-9 relates to the U.S. Offer by Enersis Américas to purchase (i) all of the issued and outstanding shares of common stock, no par value, of the Company that are held by holders resident in the United States, and (ii) all of the outstanding ADSs, each representing thirty (30) Shares of Endesa Américas, from all holders, wherever located, for Ch$ 300 per Share and Ch$ 9,000 per ADS, respectively, in each case, in cash, without interest, payable in U.S. dollars, and less the amount of any fees, expenses and withholding taxes that may be applicable, upon the terms set forth in the U.S. Offer to Purchase, dated as of September 14, 2016, and any amendments or supplements thereto, and in the related Form of Acceptance Letter and ADS Letter of Transmittal.

Enersis Américas’ address, as set forth in the Offer to Purchase, is Santa Rosa 76, Santiago, Chile.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Questions and Answers,” “Special Factors — Section 1. Background of the Transactions” and “The U.S. Offer — Section 1. Terms of the U.S. Offer” is incorporated herein by reference.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

(d)	The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Section 1. Background of the Transactions,” “Special Factors — Section 8. Interests of Directors and Executors” and “Special Factors — Section 10. Related Party Transactions” is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation

The Board of Directors of the Company has unanimously determined on behalf of the Company that the Merger is in the best interest of the Company and has proposed the Merger for approval at an extraordinary shareholders’ meeting of the Company scheduled to be held on September 28, 2016.

The Board of Directors notes that the tender offer price of Ch$ 300 per Share is higher than the statutory merger dissenters’ withdrawal rights price of Ch$ 299.64 per Share, which was determined based on a formula established by Chilean statute.

The Board of Directors recognizes that the U.S. Offer provides to holders of Shares and ADSs subject to the U.S. Offer who have a preference to receive cash rather than participate in the Merger a potentially beneficial alternative to the exercise of statutory merger dissenters’ withdrawal rights because the U.S. Offer provides certain benefits to the unaffiliated shareholders of Endesa Américas compared to the exercise of statutory merger dissenters’ withdrawal rights, such as providing an alternative method to receive cash for their shares without the procedural burden of exercising statutory merger dissenters’ withdrawal rights and potentially better capital gains tax treatment, as a general matter (subject to an individual holder’s specific tax profile).

However, the tender offer price of Ch$ 300 per Share is below the current market price of Ch$ 304.7 as of September 12, 2016 and below the implied merger price of Ch$ 314.16 as of September 12, 2016. Accordingly, the Board of Directors of the Company has unanimously determined on behalf of the Company to recommend that shareholders and ADS holders of the Company not accept the U.S. Offer being made by Enersis Américas.

In order to comply with Chilean law, each of the directors of the Company issued an individual statement in his capacity as a director of Endesa Américas addressed to the Company’s shareholders with respect to the Offers. Although no two statements were identical, each director individually concluded that the U.S. Offer is economically unattractive for the Company’s shareholders. Each director placed varying degrees of emphasis on the factors considered in their individual statement. Factors that were considered by one or more individual directors include, among others:

•	the Offers are part of a complex reorganization transaction and have considerations that are inherently different from those normally relevant to a typical tender offer seeking to acquire control of a public company;

•	the Offers are ancillary to the Merger and are intended to provide a mechanism for minority shareholders of the Company to receive a minimum cash price for their Shares or ADSs, while also mitigating the risk that the Merger would not occur; and

•	the Offers and the reorganization transaction as a whole have been developed in accordance with the applicable Chilean and U.S. regulations.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

(a)	The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Section 15. Fees and Expenses” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company

Other than the transactions consummated by Enersis Américas pursuant to the Offers, no transactions in the ADSs or Shares have been effected during the past 60 days by the Company or, to its knowledge, by any executive officer, director or affiliate of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

(d)	The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet,” “Questions and Answers” and “Special Factors — Section 1. Background of the Transactions” is incorporated herein by reference.

Item 8.	Additional Information

None.

Item 9.	Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated September 14, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on September 14, 2016 by Enersis Américas (the “Schedule TO”))

(a)(1)(B)	Form of ADS Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Enclosed Form W-9) (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO)

(a)(1)(C)	Form of Acceptance (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)

(a)(1)(D)	Form of ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO)

(a)(1)(E)	Form of Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO)

(a)(1)(F)	Form of ADS Letter to Clients (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO)

(a)(1)(G)	Form of Shares Letter to Clients (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO)

(a)(1)(H)	Form of ADS Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO)

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 14, 2016

ENDESA AMÉRICAS S.A.

By:	/s/ Valter Moro
Name: Valter Moro Title: Chief Executive Officer